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                                    FORM 15

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

         Certification and Notice of Termination of Registration under
            Section 12(b) of the Securities Exchange Act of 1934 or
         Suspension of Duty to File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934

                                                  Commission File Number:  08873

                      AMERICAN LIBERTY FINANCIAL CORPORATION
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             (Exact name of registrant as specified in its charter)

  4962 Florida Boulevard, Suite 302, Baton Rouge, Louisiana 70806-4031, (504)
                                   927-9630
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Common Stock, par value $.125
Preferred Stock, 8% non-cumulative convertible and callable,  par value $24.875
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            (Title of each class of securities covered by this Form)

                                     None
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         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

 Rule 12g-4(a)(1)(i)     ( X  )            Rule 12h-3(b)(1)(ii)      (    )
 Rule 12g-4(a)(1)(ii)    (    )            Rule 12h-3(b)(2)(i)       (    )
 Rule 12g-4(a)(2)(i)     (    )            Rule 12h-3(b)(2)(ii)      (    )
 Rule 12g-4(a)(2)(ii)    (    )            Rule 15d-6                (    )
 Rule 12h-3(b)(1)(i)     (    )

 Approximate number of holders of record as of the certification or notice date:
         3,200 holders of Common Stock; 200 holders of Preferred Stock.

         Pursuant to the requirements of the Securities Exchange Act of 1934, American Liberty Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: September 14, 1995                   BY: /s/ JAMES I. DUNHAM
                                           Name and Title:  James I. Dunham
                                                            President